UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___*)


                             INVESTORSBANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    461833105
                -------------------------------------------------
                                 (CUSIP Number)

                                 April 25, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        |X|    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


================================================================================
     NAME OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas Evans
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER

       SHARES              108,894
                     -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER

      OWNED BY             0
                     -----------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER

      REPORTING            108,894
                     -----------------------------------------------------------
       PERSON        8     SHARED DISPOSITIVE POWER

        WITH               0

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     108,894
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
================================================================================


                                Page 2 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


================================================================================
     NAME OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Emily A. Schonath Irrevocable Trust, dated December 31, 1996
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Wisconsin
--------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER

       SHARES              54,447
                     -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER

      OWNED BY             0
                     -----------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER

      REPORTING            54,447
                     -----------------------------------------------------------
       PERSON        8     SHARED DISPOSITIVE POWER

        WITH               0

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,447
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00(Trust)
================================================================================


                                Page 3 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


================================================================================
     NAME OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sarah E. Schonath Irrevocable Trust, dated December 31, 1996
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Wisconsin
--------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER

       SHARES              54,447
                     -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER

      OWNED BY             0
                     -----------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER

      REPORTING            54,447
                     -----------------------------------------------------------
       PERSON        8     SHARED DISPOSITIVE POWER

        WITH               0

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,447
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00(Trust)
================================================================================


                                Page 4 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


     Item 1(a).    Name of Issuer:
     ---------     ---------------

                   InvestorsBancorp, Inc.

     Item 1(b).    Address of Issuer's Principal Executive Offices:
     ---------     -----------------------------------------------

                   W239 N1700 Busse Road
                   Waukesha, WI  53188-1160

     Item 2(a).    Name of Person Filing:
     ---------     ---------------------

                   This statement is filed on behalf of Thomas Evans, the Emily
                   A. Schonath Irrevocable Trust, dated December 31, 1996, and the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996. Thomas Evans is the sole trustee of the Emily A. Schonath Irrevocable Trust, dated December 31, 1996, and the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996.

     Item 2(b).    Address of Principal Business Office or, if none, Residence:
     ---------     -----------------------------------------------------------

                   Thomas Evans              Emily A. Schonath Irrevocable Trust
                   132 Coy Street            Sarah E. Schonath Irrevocable Trust
                   Mankato, Minnesota 56001  132 Coy Street
                                             Mankato, Minnesota 56001

     Item 2(c).    Citizenship:
     ---------     -----------

                   Thomas Evans is a United States citizen. Each of the Emily
                   A. Schonath Irrevocable Trust, dated December 31, 1996, and the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996, was formed under the laws of Wisconsin.

     Item 2(d).    Title of Class of Securities:
     ---------     ----------------------------

                   Common Stock

     Item 2(e).    CUSIP Number:
     ---------     ------------

                   461833105

     Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or
     ------        ---------------------------------------------------------
                   13d-2(b) or (c), check whether the person filing is a:
                   -----------------------------------------------------

                   Not applicable


                                Page 5 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


     Item 4.       Ownership (October 17, 2001)
     ------        ----------------------------

                   (a)-(c) Information concerning the amount and percentage of shares of Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of Common Stock outstanding on October 17, 2001.

                                                                                      Percentage of
                                                                                       Outstanding
                                       Sole Voting and   Shared Voting    Aggregate     Shares of
                                         Dispositive    and Dispositive   Beneficial     Common
     Reporting Person                      Power             Power        Ownership       Stock
------------------------------------  ----------------  ---------------   ----------  -------------
Thomas Evans                            108,894(1)(2)          0           108,894        11.6%

Emily A. Schonath Irrevocable Trust,     54,447                0            54,447         5.8%
dated December 31, 1996

Sarah E. Schonath Irrevocable Trust,     54,447                0            54,447         5.8%
dated December 31, 1996

---------------

(1) Includes 54,447 shares held by the Emily A. Schonath Irrevocable Trust, dated December 31, 1996, of which Thomas Evans is sole trustee.
(2) Includes 54,447 shares held by the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996, of which Thomas Evans is sole trustee.

     Item 5.       Ownership of Five Percent or Less of a Class.
     ------        --------------------------------------------

                   Not applicable

     Item 6.       Ownership of More than Five Percent on Behalf of
     ------        ------------------------------------------------
                   Another Person.
                   ---------------

                   Not applicable

     Item 7.       Identification and Classification of the Subsidiary
     ------        ---------------------------------------------------
                   Which Acquired the Security Being Reported on By the
                   ----------------------------------------------------
                   Parent Holding Company.
                   -----------------------

                   Not applicable


                                Page 6 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


     Item 8.       Identification and Classification of Members of the Group.
     ------        ---------------------------------------------------------

                   Not applicable


     Item 9.       Notice of Dissolution of Group.
     ------        ------------------------------

                   Not applicable


     Item 10.      Certification.
     -------       -------------

                   Not applicable


     Exhibits
     --------

     Exhibit 1     Agreement to file Schedule 13G jointly.



                                Page 7 of 9 Pages

--------------------------
CUSIP No. 461833105
--------------------------


                                    SIGNATURE


          After reasonable inquiry and to the best of his/her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 24, 2001
----------------
                                        /s/ Thomas Evans
                                        ----------------------------------------
                                        Thomas Evans


                                        EMILY A. SCHONATH IRREVOCABLE TRUST,
                                        DATED DECEMBER 31, 1996


                                        By: /s/ Thomas Evans
                                           ------------------------------------
                                           Thomas Evans, Trustee


                                        SARAH E. SCHONATH IRREVOCABLE TRUST,
                                        DATED DECEMBER 31, 1996


                                        By: /s/ Thomas Evans
                                           -------------------------------------
                                           Thomas Evans, Trustee


                                Page 8 of 9 Pages